

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

January 15, 2010

Mail Stop 4631

<u>Via U.S. mail and facsimile</u>

Mr. Richard F. Hobbs, Senior Vice President
    and Chief Financial Officer
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin   53202-5304

Re: Sensient Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Material Filed on Schedule 14A on March 13, 2009
File No.: 1-7626

Dear Mr. Hobbs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Dorine H. Miller, Financial Analyst, at (202) 551-3711 or, in her absence, contact me at (202) 551-3397, if you have any questions.

Sincerely,

Jay Ingram,
Legal Branch Chief